U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

	NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-12214

	(Check One):	CUSIP NUMBER 23437P1208

☐	Form 10-K and Form 10-KSB
☐	Form 20-F
☐	Form 11-K
☒	Form 10-Q and Form 10-QSB
☐	Form N-SAR

For Period Ended: December 31, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________________________________________________

Part I—Registrant Information

Full Name of Registrant: Daleco Resources Corporation

Former Name if Applicable: ____________________________________________________________________________________

Address of Principal Executive Officer (Street and Number):
17 Wilmont Mews, 5th Floor, West Chester, Pennsylvania 19382

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's filing of its report on Form 10-QSB is delayed due to the Registrant's inability to timely file its Form 10-KSB for the fiscal year ending on September 30, 2007. The registrant anticipates that it will be able to file its Form 10-QSB for the first quarter of fiscal 2008 ending December 31, 2007 on or before February 19, 2008.

Part IV—Other Information
(1)	Name and telephone number of person to contact in regard to this notification:

Gary J. Novinskie (610) 429-0181

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Daleco Resources Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2008	By:	/s/ Gary J. Novinskie
Gary J. Novinskie, President